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Exhibit 1

AMERICAN SPECTRUM REALTY, INC.	For Immediate Release
William J. Carden, Chairman, President and CEO	Porter, LeVay & Rose, Inc.
(949) 753-7111	Michael Porter, President—Investor Relations
Harry A. Mizrahi, COO	Christian Pflaumer, VP—Media Relations
(212) 953-9798	Catherine Hay, VP—Editorial
(212) 564-4700

AMERICAN SPECTRUM OPPOSES MINI TENDER OFFER

        IRVINE, CA, February 27, 2003—American Spectrum Realty, Inc. (AMEX: AQQ) announced today that it is recommending to its shareholders that they reject an unsolicited offer from MacKenzie Patterson, Inc. to purchase up to 2.26% of the total outstanding shares of American Spectrum for $3.90 per share. American Spectrum pointed out that the $3.90 being offered is below the current market price of the shares and that the offer provides shareholders with only limited withdrawal rights, unlike offers which may be made under the federal securities laws.

        American Spectrum Realty is a diversified real estate investment and management company that owns 32 office, office/warehouse, apartment and retail properties aggregating 3.7 million square feet in California, Texas, Arizona, South Carolina and the Midwest. Publicly traded on the American Stock Exchange since November 2001, American Spectrum Realty's business plan focuses on expansion of office and office/warehouse property investments in western and southwestern U.S. markets.

        Certain matters discussed in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including the risks and uncertainties of acquiring, owning, operating and disposing of real estate. Such risks and uncertainties are disclosed in the Company's past and current filings with the U.S. Securities and Exchange Commission.

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AMERICAN SPECTRUM OPPOSES MINI TENDER OFFER